UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☒	Annual Report pursuant to Section 15(d) of the Securities and Exchange Act of 1934

For the fiscal year ended December 31, 2020

Or

❑	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number: 1-12162

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BorgWarner Inc. Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, MI 48326

Required Information

Item 4.

Financial Statements as of December 31, 2020 and 2019 and for the Year Ended December 31, 2020, Supplemental Schedule as of December 31, 2020, and Reports of Independent Registered Public Accounting Firms

BorgWarner Inc.
Retirement
Savings Plan
Financial Statements as of December 31, 2020 and
2019, and for the Year Ended December 31, 2020,
Supplemental Schedule as of December 31, 2020,
and Reports of Independent Registered Public
Accounting Firms

BORGWARNER INC. RETIREMENT SAVINGS PLAN

Index

Page

Reports of Independent Registered Public Accounting Firms	2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	5

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020	6

Notes to Financial Statements as of December 31, 2020 and 2019 and for the Year Ended December 31, 2020	7

Supplemental Schedule:

Form 5500 - Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020	16

Signatures and Exhibit Index	17

Note:
All other schedules required by section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted due to the absence of conditions under which they are required.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
BorgWarner Inc. Retirement Savings Plan

Opinion on the financial statements

We have audited the accompanying statement of net assets available for benefits of BorgWarner Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, and the changes in net assets available for benefits for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental information

The Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2021.

Southfield, Michigan
June 28, 2021

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
BorgWarner Inc. Retirement Savings Plan
Auburn Hills, Michigan
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Borgwarner Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2019, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, LLP

Troy, Michigan
June 28, 2021

BORGWARNER INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2020 AND 2019
(in thousands)

	2020	2019
ASSETS:
Investments at fair value	$1,458,254	$1,269,913

Receivables:
Due from Delphi Technologies Salaried Retirement Savings Program	295,835	—
Participant contributions	363	—
Company contributions	248	—
Notes receivable from participants	14,286	12,649
Total receivables	310,732	12,649

Total assets	1,768,986	1,282,562

LIABILITIES:
Accrued liabilities	89	42

NET ASSETS AVAILABLE FOR BENEFITS	$1,768,897	$1,282,520

See accompanying notes to financial statements.

BORGWARNER INC. RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2020
(in thousands)

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$141,847
Dividend and interest income	7,588
Total investment income	149,435

Contributions:
Participants	44,343
Company	32,810
Total contributions	77,153

Interest income on notes receivable from participants	645
Total additions	227,233

DEDUCTIONS:
Benefit payments	111,979
Administrative expenses	733
Total deductions	112,712

NET INCREASE BEFORE PLAN MERGER	114,521

Transfer from Delphi Technologies Salaried Retirement Savings Program	371,856

NET INCREASE AFTER PLAN MERGER	486,377

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	1,282,520

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$1,768,897

See accompanying notes to financial statements.

BORGWARNER INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEAR ENDED DECEMBER 31, 2020
__________________________________________________________________________________

1.DESCRIPTION OF PLAN

The following description of the BorgWarner Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General - The Plan was established on January 27, 1993 as a defined contribution plan under Section 401(a) of the Internal Revenue Code (“IRC”), designed to provide eligible employees of BorgWarner Inc. (the “Company”) with systematic savings and tax advantaged long-term savings for retirement.
The Company is the sponsor of the Plan and has assigned the Employee Benefits Committee (the “Committee”) to oversee the Plan.
The Company appointed Vanguard Group, Inc. and Vanguard Fiduciary Trust Company (the “Trustee”) to perform the administrative, investment managing, recordkeeping, and trustee services for the Plan.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Delphi Technologies Plan Merger - On October 1, 2020, the Company completed its acquisition of 100% of the outstanding ordinary shares of Delphi Technologies PLC (“Delphi Technologies”). The Company became the sponsor of the Delphi Technologies Salaried Retirement Savings Program (“Delphi Technologies Savings Plan”), effective October 1, 2020.
On December 31, 2020, the Delphi Technologies Savings Plan was amended to merge into the Plan and provided that the assets attributable to the Delphi Technologies Savings Plan be transferred and merged with those of the Plan effective as of December 31, 2020. Assets totaling $372 million were transferred into the Plan, of which $296 million of cash-in-transit was recorded as Due from Delphi Technologies Salaried Retirement Savings Program in the Statement of Net Assets Available for Benefits as of December 31, 2020. Each of the Delphi Technologies Savings Plan’s participants has an accrued benefit in the Plan that is no less than their accrued benefit under the Delphi Technologies Savings Plan immediately prior to the merger. Effective January 1, 2021, the Plan was amended to incorporate certain provisions of the Delphi Technologies Savings Plan.

Eligibility - Non-union employees of the Company, and employees of its divisions, subsidiaries, or affiliates that have adopted the Plan, subject to the consent of the Committee, are immediately eligible to make employee contributions as of their date of hire and receive a Company matching contribution as of the deferral date. Additionally, employees are eligible for Company Retirement Account contributions after 60 days of employment with the Company.
Hourly employees of the Ithaca plant covered by the collective bargaining agreement between the Company and the International Brotherhood of Teamsters Local 317 become eligible in the Plan upon completion of 60 days of employment and are eligible for Company contributions and receive Company matching contributions after six months of employment.

Participants’ Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions and rollovers, the Company's contributions, an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan expenses and losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account, including:
Company Retirement Account - The Company makes contributions as a percentage of a participant's compensation, based on years of vested service and age, to this account on behalf of each eligible participant. The first 3% of this compensation is characterized as a non-elective safe harbor contribution, except for Ithaca hourly employees.
For Ithaca hourly employees, the Company contributes an amount to this account for each hour worked or for which employees receive holiday, vacation, jury duty, bereavement, or bonus pay based on years of service, and range from $0.63 per hour to $1.04 per hour. No employee contributions are made to this account.
Savings Account - Participants may voluntarily contribute from 1% to 70% of their eligible compensation to this account, subject to IRC limitations. New employees, excluding Ithaca hourly employees, are automatically enrolled at 6% pre-tax upon completing 60 days of service, unless they elect not to participate or they elect a different percentage rate. Additionally, non-highly compensated participant contributions automatically increase by 2% each year thereafter to a maximum of 15%, unless the participant chooses to opt out. Highly compensated employee company retirement contributions are capped at 9% of the participating compensation limit for each plan year. For Ithaca hourly employees, the pre-tax contribution rate will increase by 1% as of the first payroll date following each September 1st, to a maximum of 10% of their compensation, unless the participant chooses to opt out.
Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. These contributions are also subject to annual IRC limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes contributions before-tax and/or Roth after-tax contributions dollar for dollar, up to 3% of the participant’s eligible compensation. The Company matching contributions become 100% vested after an employee has completed three years of service.
Retiree Health Account - Participants may voluntarily contribute from 1% to 3% of their compensation to this account. The Company makes contributions equal to 100% of participants' contributions to this account, limited to $500 per year. No after-tax contributions are allowed. Similarly, the Company provides a Retiree Health Account for Ithaca hourly employees, after the collective bargaining agreement’s applicable waiting periods.
Investment Options - Participants elect to invest their account balances into various investment options offered by the Plan, including collective trust funds, mutual funds, money market funds, and BorgWarner Inc. common stock. In addition, to the extent they were invested at December 31, 2020, former participants of the Delphi Technologies Savings Plan may invest in a self-directed brokerage account option. The self-directed brokerage account option will be closed by the Plan on June 30, 2021. Any securities held within the brokerage accounts will be auto-liquidated on July 1, 2021 and the proceeds will be invested with the current trade date in the appropriate Vanguard Target Retirement Trust II fund based on the participants age with the target date closest to the year they turn age 65.

Vesting - Participant’s are immediately vested in their contributions and the non-elective safe harbor Company contributions plus actual earnings thereon. Vesting in all other Company contributions occurs after three years of service commencing at the date of hire; or permanent disability, death, or attaining age 65 provided the participant is employed by the Company on that date.

Payment of Benefits - On termination of service due to death, disability, or retirement, depending on the type of distribution, a participant may elect to receive a lump-sum payment, periodic installments or partial payments.

Participants may request an in-service withdrawal or a hardship withdrawal under the following circumstances:

In-service Withdrawal - for non-hardship withdrawals, a participant under the age of 59 ½ can request a withdrawal of all or a portion of the participant's after-tax employee contributions, rollovers, and pre-1988 Company matching contributions (including earnings). A participant under the age of 59 ½ is not limited to a number of in-service non-hardship withdrawals in any calendar year. A participant who attained age 59 ½ may request a withdrawal of all or any portion of their vested balance, and are not limited to a number of in-service non-hardship withdrawals in any calendar year.

Hardship Withdrawal - a participant who has not attained age 59 ½ may request a hardship withdrawal from all employee-contributed balances, including rollovers, pre-1988 Company matching contributions and qualified non-elective contributions. A participant may not make more than a total of two hardship withdrawals in any calendar year. Due to a Plan amendment effective January 1, 2019, a participant's payroll deduction that was previously suspended due to a hardship withdrawal have been reinstated.

These withdrawals may be subject to a 10% federal income tax penalty, and participants or beneficiaries failing to receive a minimum distribution during a calendar year are subject to an additional tax equal to 50% of the difference between the minimum distribution and the amount the recipient actually received. Each withdrawal shall be made ratably from the investment funds in which the applicable account is invested.

In response to the COVID-19 pandemic (“COVID-19”), on March 27, 2020, the U.S. Federal Government enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The Plan adopted certain provisions of the CARES Act that provided temporary relief for eligible plan participants, such as, penalty-free distributions of up to $100,000 on or before December 31, 2020 for qualifying COVID-19 related reasons and permitted a waiver on required minimum distributions in 2020.

Notes Receivable from Participants - Participants may borrow a minimum of $500 and a maximum of the lesser of (a) 50% of the vested balance or (b) $50,000 reduced by the highest outstanding loan balance in the last 12 months. Available sources from which the participant may borrow include employee-contributed balances within the Savings Account and Retiree Health Account, and any qualified non-elective contributions.
Notes receivable terms generally range from six months to six years, with interest charged at the rate established by the Trustee for similar loans on the origination date. A loan administrative fee is deducted from the participant's loan proceeds. Interest rates on loans outstanding as of December 31, 2020 and 2019 ranged from 3.25% to 9.25%. Notes receivable from participants are secured by the remaining balance in the participants' accounts and are reported based on net realizable value. Principal and interest are paid ratably through payroll deductions.
The Plan adopted certain provisions of the CARES Act which increased the maximum amount of plan loans to $100,000 or 100% of the participant’s account balance and allowed loan repayments to be suspended for up to one year without causing the loan to become delinquent and go into default.
Plan Termination - Although the Company has expressed no intent to discontinue the Plan, it has the right to do so at any time, subject to provisions set forth in ERISA. In the event of termination, the interests of affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in participant accounts.
Forfeited Accounts - At December 31, 2020 and 2019, there was $91,740 and $17,831 of forfeited nonvested balance, respectively. During the year ended December 31, 2020, Company contributions were reduced by approximately $410,000 from forfeited nonvested accounts.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements of the Plan are prepared under the accrual method of accounting and in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Adoption of New Accounting Guidance - In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2018-13, “Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement.” It removes disclosure requirements on fair value measurements including the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. This guidance was effective for interim and annual periods beginning after December 15, 2019. The Plan adopted this guidance as of January 1, 2020, and the effects were not material.
Investment Valuation - Investments are recorded at fair value based upon the last traded or current bid prices in active markets. Where there are no readily available last traded or current bid prices, fair value estimation procedures used in determining asset values might cause differences from the values that would exist in a ready market due to the potential subjectivity in the estimates.
Income Recognition - Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.

Voting Rights - Each participant who has an interest in the BorgWarner Company Stock Fund is entitled to exercise voting rights attributable to the shares allocated to his or her Stock Fund account and is notified by the Trustee, as defined by the Plan, prior to the time that such rights are to be exercised. If the Trustee does not receive timely instructions, the Trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2020 and 2019.

Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.
In March 2020, the COVID-19 outbreak was declared a global pandemic. The COVID-19 pandemic adversely affected global economic growth, investment fund prices and common stock share prices. It is possible the COVID-19 pandemic could result in adverse impacts in the future. Plan management cannot reasonably estimate the full impact the COVID-19 pandemic could have on the Plan.
Administrative Expenses - Transfer taxes and brokerage expenses attributable to the Plan assets are charged to the applicable fund as a reduction of the return on that fund. Any other expenses incurred with respect to Plan administration are charged to participant accounts, where applicable, or are paid in such manner as the Company determines, and is in accordance with the Plan documents.
Payment of Benefits - Benefits are recorded when paid.
3.RELATED PARTIES AND PARTIES-IN-INTEREST TRANSACTIONS

The Plan invests in BorgWarner Inc. common stock and makes loans to participants, which are permitted party-in-interest transactions. Certain investments are shares of mutual funds and other investments managed by an affiliate of the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the Trustee for Plan operations amounted to approximately $685,000 for the year ended December 31, 2020, and are included in administrative expenses. Fees paid by the Plan to the Trustee for investment management services were included as a reduction of return earned on each fund.
The Plan held approximately 2,215,000 and 2,284,000 shares of BorgWarner Inc. common stock of the Company at December 31, 2020 and 2019, respectively. These shares had a fair value of approximately $86 million and $99 million at December 31, 2020 and 2019, respectively. During the year ended December 31, 2020, the Plan recorded approximately $8 million of net depreciation in fair value and $2 million of dividend income related to the shares of BorgWarner Inc. common stock.

The costs and expenses incurred by the Trustee under the Plan and the fee charged by the Trustee are charged to the Plan. The Company has the right to be reimbursed each year from the Plan for the cost to the Company of bank fees and auditing fees.

4.TAX STATUS

The Plan obtained a favorable determination letter, dated January 24, 2018, in which the Internal Revenue Service (“IRS”) stated the Plan complied with applicable requirements of the IRC. The Plan has been amended since the last amendment covered by that letter; however, the fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the IRC. The fiduciaries of the Plan believe that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has not calculated a provision for income taxes for the Plan as of December 31, 2020 and 2019 and there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.FAIR VALUE MEASUREMENTS

Accounting Standards Codification (“ASC”) Topic 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair values as follows:
Level 1:    Observable inputs such as quoted prices for identical assets or liabilities in active markets;
Level 2:    Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3:    Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Plan assets are measured at fair value using the market approach, which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Following is a description of the valuation methodologies used for assets measured at fair value.
Collective Trust Funds - The Collective Trust Funds are valued at net asset value (“NAV”), which is used as a practical expedient to estimate fair value, either on a monthly or quarterly basis by the fund manager and are reviewed by the Plan’s fiduciaries for reasonableness. The fair values of these investments are determined by reference to the respective funds’ underlying assets.

BorgWarner Inc. Common Stock - BorgWarner Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing.

Mutual Funds - The Mutual Funds are investment vehicles stated at fair value based on quoted market prices as reported by the Trustee. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The Mutual Funds held by the Plan are deemed to be actively traded.

Money Market Fund - The Money Market Fund invests in high-quality short-term securities and is considered an open-end mutual fund that is registered with the U.S. Securities and Exchange Commission. In accordance with Rule 2a-7 under the 1940 Act, the fund is valued at amortized cost method, which approximates fair value. This method of valuation is designed to enable the fund to price its shares at $1.00 per share, although the fund's share price may deviate from $1.00 per share.

Self-Directed Brokerage Accounts -The Self-Directed Brokerage Accounts primarily consist of equities, mutual funds, and exchange-traded funds. Equities are valued at the closing price reported in the active market in which the individual securities are traded. Mutual funds and exchange-traded funds are valued at quoted market prices.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables classify the Plan investments measured at fair value by level within the fair value hierarchy as of December 31, 2020 and 2019, respectively:

		Basis of Fair Value Measurements
(in thousands)	Balance at December 31, 2020	Quote Prices in Active Market for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
BorgWarner Inc. Common Stock	$85,603	$85,603	$—	$—
Mutual Funds	178,016	178,016	—	—
Money Market Fund	665	—	665	—
Self-Directed Brokerage Account	40,411	40,411	—	—
Total Investments in the Fair Value Hierarchy	304,695	304,030	665	—
Investments Measured at NAV(a)	1,153,559	—	—	—
Total Investments at Fair Value	$1,458,254	$304,030	$665	$—

		Basis of Fair Value Measurements
(in thousands)	Balance at December 31, 2019	Quote Prices in Active Market for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
BorgWarner Inc. Common Stock	$99,072	$99,072	$—	$—
Mutual Funds	169,964	169,964	—	—
Money Market Fund	766	—	766	—
Total Investments in the Fair Value Hierarchy	269,802	269,036	766	—
Investments Measured at NAV(a)	1,000,111	—	—	—
Total Investments at Fair Value	$1,269,913	$269,036	$766	$—

(a) Assets measured at NAV and therefore excluded from the fair value hierarchy.

The following table summarizes investments measured at fair value using the NAV per share practical expedient as of December 31, 2020 and 2019. There are no participant redemption restrictions for these investments. Were the Plan to initiate a full redemption of the collective trust funds, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner.

	Fair Value at December 31,
(in thousands)	2020	2019	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective trusts:
Artisan Partners Global Opportunities Trust; Tier 1	19,817	10,765	None	Daily	30 days
Fidelity Managed Income Portfolio II	32,229	—	None	Daily	12 months
Northern Trust Collective TIPS Index Fund Non Lending; Tier Two	12,967	5,928	None	Daily	30 days
Northern Trust Collective Aggregate Bond Index Fund; Non Lending Tier Two	84,651	68,901	None	Daily	30 days
Northern Trust Collective S&P 500 Index Fund DC NL; Tier 3	320,950	298,535	None	Daily	30 days
Northern Trust Collective Russell 2000 Index Fund: DC Non-Lending Tier Three	51,351	48,448	None	Daily	30 days
Vanguard Retirement Savings Trust III	123,834	111,714	None	Daily	12 months
Vanguard Target Retirement 2015 Trust II	16,801	17,615	None	Daily	30 days
Vanguard Target Retirement 2020 Trust II	55,287	58,001	None	Daily	30 days
Vanguard Target Retirement 2025 Trust II	74,037	66,420	None	Daily	30 days
Vanguard Target Retirement 2030 Trust II	90,190	80,682	None	Daily	30 days
Vanguard Target Retirement 2035 Trust II	70,080	61,982	None	Daily	30 days
Vanguard Target Retirement 2040 Trust II	65,027	56,490	None	Daily	30 days
Vanguard Target Retirement 2045 Trust II	46,043	39,648	None	Daily	30 days
Vanguard Target Retirement 2050 Trust II	34,763	28,555	None	Daily	30 days
Vanguard Target Retirement 2055 Trust II	24,089	19,380	None	Daily	30 days
Vanguard Target Retirement 2060 Trust II	8,945	6,189	None	Daily	30 days
Vanguard Target Retirement 2065 Trust II	1,705	953	None	Daily	30 days
Vanguard Target Retirement Income Trust II	20,793	19,905	None	Daily	30 days
	$1,153,559	$1,000,111

6.    SUBSEQUENT EVENTS
The Plan has evaluated subsequent events through June 28, 2021, the date the financial statements were issued and determined that no subsequent events have occurred requiring adjustments to the financial statements or disclosures.

SUPPLEMENTAL SCHEDULE

BORGWARNER INC. RETIREMENT SAVINGS PLAN

FORM 5500 - SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020

EIN: 13-3404508
Plan Identification Number: 066

(In thousands, except for outstanding share amounts)

	(b)	(c)	(d)	(e)
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value and Number of Shares Outstanding	Cost**	Current Value
	MUTUAL FUNDS
	Cohen & Steers	Real Estate Securities Fund Class Z - 283,481 shares		$4,621
*	Vanguard	Mid-Cap Index Fund Institutional Shares - 1,657,567 shares		93,885
*	Vanguard	Total International Stock Index Fund - 612,607 shares		79,510
*	Vanguard	Federal Money Market Fund - 664,579 shares		665
	SELF DIRECTED BROKERAGE ACCOUNTS
	Fidelity BrokerageLink®	Participant Directed Brokerage Account		40,411
	COLLECTIVE TRUSTS
	Artisan Partners	Global Opportunities Trust; Tier 1 - 538,946 shares		19,817
	Fidelity Investments	Managed Income Portfolio II - 32,229,171 shares		32,229
	Northern Trust	Collective TIPS Index Fund Non Lending; Tier Two - 102,525 shares		12,967
	Northern Trust	Collective Aggregate Bond Index Fund; Non Lending Tier Two - 547,372 shares		84,651
	Northern Trust	Collective S&P 500 Index Fund DC NL; Tier 3 - 909,800 shares		320,950
	Northern Trust	Collective Russell 2000 Index Fund: DC Non-Lending Tier Three - 166,212 shares		51,351
*	Vanguard	Retirement Savings Trust III - 123,834,421 shares		123,834
*	Vanguard	Target Retirement 2015 Trust II - 420,539 shares		16,801
*	Vanguard	Target Retirement 2020 Trust II - 1,328,688 shares		55,287
*	Vanguard	Target Retirement 2025 Trust II - 1,745,343 shares		74,037
*	Vanguard	Target Retirement 2030 Trust II - 2,118,135 shares		90,190
*	Vanguard	Target Retirement 2035 Trust II - 1,604,387 shares		70,080
*	Vanguard	Target Retirement 2040 Trust II - 1,429,490 shares		65,027
*	Vanguard	Target Retirement 2045 Trust II - 997,249 shares		46,043
*	Vanguard	Target Retirement 2050 Trust II - 748,550 shares		34,763
*	Vanguard	Target Retirement 2055 Trust II - 387,281 shares		24,089
*	Vanguard	Target Retirement 2060 Trust II - 182,244 shares		8,945
*	Vanguard	Target Retirement 2065 Trust II - 56,402 shares		1,705
*	Vanguard	Target Retirement Income Trust II - 500,919 shares		20,793
	COMPANY STOCK FUND
*	BorgWarner	Company Stock Fund - 2,215,405 shares		85,603
	PARTICIPANT LOANS
*	Notes Receivable from Participants	Interest rates 3.25% to 9.25%; loan terms 6 months to 6 years		14,286
				$1,472,540
____________________________________
*    Denotes party-in-interest.
**    Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plan Name: BorgWarner Inc. Retirement Savings Plan

By:	/s/ Craig D. Aaron
Name:	Craig D. Aaron
Title:	Member of Employee Benefits Committee

By:	/s/ Kevin A. Nowlan
Name:	Kevin A. Nowlan
Title:	Member of Employee Benefits Committee

By:	/s/ Keith E. Brown
Name:	Keith E. Brown
Title:	Member of Employee Benefits Committee

By:	/s/ Felecia Pryor
Name:	Felecia Pryor
Title:	Chairperson of Employee Benefits Committee

Date: June 28, 2021

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm (Successor)
23.2	Consent of Independent Registered Public Accounting Firm (Predecessor)